UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Aptera Motors Corp.

(Exact name of issuer as specified in its charter)

Delaware	83-4079594
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Aptera Motors Corp., 5818 El Camino Real Carlsbad, CA 92008

(Full mailing address of principal executive offices)

(858) 371-3151

(Issuer’s telephone number, including area code)

In this report, the term “Aptera” or “the company” refers to Aptera Motors Corp., a Delaware corporation. Aptera is not legally related to Aptera Motors Inc.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2022 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make interim financial statements not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2022.

General

We were formed as a Delaware corporation on March 4, 2019. The company was formed to engage in the production of energy-efficient, solar-powered vehicles. The company first began receiving orders for its product in pre-sales in December 2020.

The following represents our performance highlights:

Operating Results

Revenues

We began to generate sales as a result of the Andromeda Interfaces, Inc., acquisition in April of 2022. All revenue and cost of sales as of June 30, 2022 is attributed to the sale of Andromeda Interfaces, Inc.’s digital cockpit solutions. Aptera Motor Corp will not generate any vehicle revenues until a completed vehicle can be delivered to a customer. The company intends to do so in 2023.

Operating Expenses

Our operating expenses consist of general, selling, and administrative expenses as well as research and development expenses. The company invests significantly in engineering to further product design and capabilities. The company recorded total operating expenses of $32.8 million for the six-month period ended June 30, 2022, and $4.0 million for the six-month period ended June 30, 2021, an increase of $28.8 million, or 720%. The increase was driven by:

•	A $18.1 million (or 660%) increase in research and development costs related to the increase in engineering services, research and development expenses, and engineering wages.

•	A $10.7 million (or 874%) increase in general, selling and administrative expenses related to an overall increase in marketing, legal, and professional fees.

General, Selling and Administrative

General, selling and administrative expenses consist of administrative, compliance, legal, investor relations, financial operations, and information technology services. They include related department salaries, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions and travel expenses. These expenses account for a material portion of our operating expenses. We anticipate that our general and administrative expenses will increase in the future to support our continued growth and the costs associated with increased reporting requirements.

For the six-month period ended June 30, 2022, compared to the six-month period ended June 30, 2021, we had a $10.7 million (or 880%) increase in general, selling and administrative expenses related to:

•

An increase in stock-based compensation of $4.3 million due to the hiring of key management and executive positions as well as stock options for additional administrative, finance and marketing headcount.

•	An increase in salary and wages including employee benefits and taxes of $1.5 million due to increased headcount.

•	An overall increase in marketing expenses of $0.8 million due to additional costs associated with marketing our vehicle and Regulation A offering.

•

An increase in outside services including legal and professional fees $2.4 million as a result of outsourced legal, accounting, business development and information technology services to operate and expand the business.

•	An increase of $1.1 million for facilities costs due to additional leased space and utilities.

Research and Development

The Company values engineering capabilities to further innovate its product design. Research and development expenses consist primarily of personnel costs for our teams in engineering and research, supply chain, and manufacturing engineering.

For the six-month period ended June 30, 2022, compared to the six-month period ended June 30, 2021, we had a $18.1 million (or 660%) increase in research and development costs related to

•	An increase in stock-based compensation of $1.7 million due to the hiring of key management and positions as well as stock options for the increase in headcount for the engineering department.

•	An increase in salary and wages including employee benefits and taxes of $4.5 million due to increased headcount.

•	An increase in outside services $4.1 million due to engineering services.

•	An increase in equipment materials of $445 thousand to further develop the vehicle capabilities.

•	An increase of $5.0 million in technology licensing fees.

•	An increase of $1.9 million in supplies and logistics costs.

Change in Fair Value of SAFE Liability

The fair value of SAFE liability increased by $20.4 million for the six-month period ended June 30, 2022, compared to the six-month period ended June 30, 2021. This was primarily due to the increase in the fair value of the Company’s stock that was used in estimating the fair value of the SAFE liabilities. SAFEs are not currently a cash obligation of the company, see Note 8 of the Audited Financial Statements. Similar to many early-stage companies, the Company used SAFEs as an investment vehicle for early investors. The Company converted its SAFEs into preferred stock on August 25, 2022.

As a result of the foregoing, the Company’s net loss for the six-month period ended June 30, 2022, was $52.9 million compared to $4.0 million for the six-month period ended June 30, 2021.

Liquidity and Capital Resources

As of June 30, 2022, the Company had $36.2 million in total assets, including $19.2 million in cash and cash equivalents, $2.3 million in prepaids and other assets, which relates to software and advanced payments to vendors for materials and services and $463 thousand in merchant receivables, which relates to amounts receivable from pre-orders received through the Company’s merchant processor. As of June 30, 2022, the Company had $113.5 million in total liabilities including $681 thousand in accounts payable, $3.1 million in accrued liabilities, $2.2 million in unearned reservation fees, and $102 million in SAFE agreements. In March 2022, the Company entered into a new lease agreement for land and building. The lease started on July 1, 2022, for a term of 84 months. As part of the terms of the lease agreement, the Company will be eligible to receive $0.9 million in tenant improvement allowances.

To date, the Company has primarily been funded from the sale of our common stock as well as the sale of SAFE agreements. During the six-month period ended June 30, 2022 the Company issued:

•	1,410,179 shares of our Class A common stock at a weighted average price of $8.87 per share for total proceeds of $12.5 million;

•	2,384,449 shares of its Class B common stock at a weighted average price of $8.62 per share for total proceeds of $20.6 million;

•	SAFE agreements in exchange for services rendered of $80 thousand.

The Company has enough capital to sustain its current operations through its Regulation A offering. The Company has no bank lines or other financing arranged. We believe the proceeds from the offering, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 12 months. We anticipate that we will need at least $50 million, in addition to the amounts previously raised, to reach the vehicle production stage. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Trend Information

Our focus for 2022 is completing a production intent vehicle design and validation by the year-end. We will be engaging with many new partners to supply validated production parts in 2022/2023. We will also engage with validation and durability testing partners to assure the reliability of our production intent design. Along with these activities, we will continue to build our internal team and acquire facilities for production trials and vehicle and parts testing. Our marketing team will be actively engaging with the public to educate them on our brand proposition and to garner as many vehicle orders as possible. These orders help us determine our production mix and the speed at which we need to ramp our production numbers. As a result of the above, the company will experience increased spending across the organization, including general, selling, and administrative as well as research and development expenses.

The Company converted its SAFE notes in August 2022 into shares of preferred stock.

ITEM 2.	OTHER INFORMATION

None.

ITEM 3.	FINANCIAL STATEMENTS

APTERA MOTORS CORP. FINANCIAL STATEMENTS

(unaudited)

APTERA MOTORS CORP.

APTERA MOTORS CORP.

CONSOLIDATED BALANCE SHEETS

(unaudited)

(in thousands, except share and per share data)

	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$19,179	$19,335
Merchant receivable	463	19
Trade accounts receivable	209	—
Prepaids and other	2,255	805

Total current assets	22,106	20,159
Deposits and other long-term assets	2,744	2,743
Property and equipment, net	3,663	358
Operating lease assets, net	5,183	—
Goodwill	2,527	—

Total assets	$36,223	$23,260

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$681	$1,407
Accrued liabilities	3,078	550
Unearned reservation fees	2,164	1,243
Debt, short term	17	60
Current portion of lease liabilities and other current liabilities	935	—

Total current liabilities	6,875	3,260
Simple agreements for future equity (“SAFE”)	102,001	81,512
Long-term lease liabilities, net	4,317	—
Debt, long term	96	—
Other long-term liabilities	180	—

Total liabilities	113,469	84,772
Commitments and contingencies (Note 9)
Stockholders’ Deficit
Class A Common Stock, $0.0001 par value, 75,000,000 shares authorized, 55,714,810 and 54,304,631 shares issued and outstanding, respectively	6	5
Class B Common Stock, $0.0001 par value, 115,000,000 shares authorized, 7,677,371 and 5,298,157 shares issued and outstanding, respectively	1	1
Additional paid in capital	78,323	40,404
Subscription receivable	(1,750)	(985)
Accumulated deficit	(153,826)	(100,937)

Total stockholders’ deficit	(77,246)	(61,512)

Total liabilities and stockholders’ deficit	$36,223	$$23,260

See accompanying notes to the consolidated financial statements.

APTERA MOTORS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except share and per share data)

	Six Months Ended	Six Months Ended
	June 30, 2022	June 30, 2021
Revenues	$231	$—
Cost of revenues	36	—

Gross profit	195	—
Operating Expenses:
General, selling, and administrative	11,881	1,212
Research and development	20,888	2,749

Total operating expenses	32,769	3,961

Operating loss	(32,574)	(3,961)

Other income	41	—
Change in fair value of SAFE liability	(20,356)	—

Loss before income taxes	(52,889)	(3,961)
Income tax	—	—

Net loss	$(52,889)	(3,961)

Weighted average loss per share of Class A and Class B common stock—basic and diluted	$(0.85)	$(0.08)

Weighted average shares outstanding of Class A and B common stock—basic and diluted	62,146,471	52,741,154

See accompanying notes to the consolidated financial statements.

APTERA MOTORS CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(unaudited)

(in thousands, except share and per share data)

	Six Months	Six Months
	Ended	Ended
	June 30, 2022	June 30, 2021
Class A Common Stock
Balance, beginning of period	$6	$6
Sales of common stock	—	—

Balance, end of period	$6	$6

Class B Common Stock
Balance, beginning of period	$1	$—
Sales of common stock	—	—

Balance, end of period	$1	$—

Additional Paid-In Capital
Balance, beginning of period	$40,404	$3,395
Sales of common stock	39,017	9,010
Issuance costs	(1,098)	(558)

Balance, end of period	$78,323	$11,847

Stockholders’ Receivable
Balance, beginning of period	$(985)	$—
Sales of common stock	(765)	(3,718)

Balance, end of period	$(1,750)	$(3,718)

Accumulated Deficit
Balance, beginning of period	$(100,937)	$(4,413)
Net loss	(52,889)	(3,961)

Balance, end of period	$(153,826)	$(8,374)

Total Stockholders’ (Deficit) Equity	$(77,246)	$(239)

See accompanying notes to the consolidated financial statements.

APTERA MOTORS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

	Six Months	Six Months
	Ended	Ended
	June 30, 2022	June 30, 2021
Cash Flows from Operating Activities
Net loss	$(52,889)	$(3,961)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	—	3
Credit memo from vendor		(10)
Deferred rent		13
SAFE issuance costs	—	41
SAFEs issued for services	80	—
Change in fair value of SAFE liability	20,356
Stock based compensation	5,970
Common stock issued for services	4,015
Andromeda acquisition	(217)	—
Changes in operating assets and liabilities:
Merchant receivable	(653)	168
Prepaids	(1,450)	(94)
Deferred offering costs	—	(74)
Deposits and other long-term assets	(1)
Accounts payable	(726)	388
Accrued expenses	2,528	136
Unearned reservation fees	921	528
Operating lease liability	69	—
Other long-term liabilities	180	—

Net cash used in operating activities	(21,817)	(2,862)
Cash Flows from Investing Activities
Purchase of property and equipment	(3,252)	(43)

Net cash used in investing activities	(3,252)	(43)
Cash Flows from Financing activities
Proceeds from SAFE agreements	53	2,110
Proceeds from sale of common stock	25,958	5,293
Common stock issuance costs	(1,098)	(257)

Net cash provided by financing activities	24,913	7,146
Increase in cash and cash equivalents	(156)	4,241
Cash and cash equivalents, beginning of year	19,335	654

Cash and cash equivalents, end of year	$19,179	$4,895

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$—

Cash paid for income taxes	$—	$—

Non cash investing and financing activities:
Subscriptions’ receivable	765	3,718

Issuance of contractor SAFEs	$80	$—

See accompanying notes to the consolidated financial statements.

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1—ORGANIZATION AND BUSINESS

The Company is developing an electric vehicle focused on efficiency. We began designing a Beta version of this vehicle while collecting pre-orders for its sale in 2020, and we intend to enter into production of this vehicle in 2023, subject to many variables.

Aptera Motors Corp. was incorporated on March 4, 2019 (‘Inception”) in the State of Delaware. On April 1, 2022, the Company entered into a Plan of Merger (the “AI Merger Agreement”) with Andromeda Interfaces, Inc., a California corporation (“AI”). Upon completion of the AI Acquisition, (“AI Acquisition”) AI became a wholly-owned subsidiary of the Company. Throughout the notes to the consolidated financial statements, unless otherwise noted, the “Company,” “we,” “us” or “our” and similar terms refer to Aptera Motors Corp. and its subsidiaries.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: our limited operating history, changes in our small management and development team, the capital-intensive nature of vehicle manufacturing, barriers to market entry, competing technologies, regulatory conditions, volatility in demand, and inflation of production and shipping costs. These adverse conditions could affect the Company’s financial condition and the results of its operations. The Company may also be adversely affected by the impact of COVID-19 on our global supply chain.

Going Concern and Management’s Plans

We will rely on external financings to operate in the Company’s early stages. We will incur significant additional costs before achieving revenue. The Company invests heavily in research and development to bring the vehicle to production and will incur losses from operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funds received from our Regulation A offering, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

We have prepared the accompanying interim financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting. These interim financial statements have been prepared by management and are unaudited and unreviewed and, in our opinion, include all adjustments, consisting of normal recurring adjustments and accruals necessary for a fair presentation of our balance sheets, operating results, and cash flows for the periods presented. Operating results for the periods presented are not necessarily indicative of the results that may be expected for 2022. Certain information and footnote disclosures normally included in interim financial statements prepared in accordance with US GAAP have been omitted in accordance with the rules and regulations of the SEC. These interim financial statements should be read in conjunction with the audited financial statements and accompanying notes.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting periods. Management uses historical and other pertinent information to determine those estimates. Actual results could materially differ from these estimates. The most significant estimates made in preparing the accompanying financial statements, for which it is reasonably possible that changes in estimates will occur in the near term, include the following:

•	Fair value measurement of SAFE contracts.

•	Recoverability of long-lived assets.

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

•	Stock-based compensation

•	Deferred tax assets and liabilities

•	Determination of the useful lives of property and equipment

•	Fair value of common stock and other assumptions used to measure stock-based compensation expense, and estimated incremental borrowing

•	Rates for assessing operating lease liabilities.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2—Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2022, and 2021.

As of June 30, 2022, and December 31, 2021, the respective carrying value of cash and cash equivalents, receivables, other current assets, accounts payable, unearned reservation fees and short-term debt approximated their fair values.

The following are the classes of assets and liabilities measured at fair value at June 30, 2022, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3).

	Fair Value Hierarchy as of June 30, 2022
Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Level 3: Significant Unobservable Inputs	Total at June 30, 2022
Derivatives:
SAFE agreements	—	—	$102,001	$102,001

Total recurring fair value measurements	—	—	$102,001	$102,001

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

	Fair Value Hierarchy as of December 31, 2021
Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Level 3: Significant Unobservable Inputs	Total at December 31, 2021
Derivatives:
SAFE agreements	—	—	$81,512	$81,512

Total recurring fair value measurements	—	—	$81,512	$81,512

The Company measures the fair value of the Simple Agreements for Future Equity (“SAFE”) at their fair value on a recurring basis (see Note 8). The fair value of the SAFEs was determined based on Level 3 inputs as there are no observable direct or indirect inputs. The Company estimated the fair value of the SAFE liability based on the weighted probability of settling the SAFEs under the different settlement scenarios. The valuation employed the estimated fair value of the Company’s Common Stock, then applied a backsolve method, which utilizes the option pricing method (the Black-Sholes option pricing model), to calculate the implied enterprise value of the Company. The option pricing method treats classes of stock, including the SAFE instruments, having the attributes of common stock and preferred stock securities, as call options on the value of the Company’s equity, with exercise prices based on the liquidation preferences of preferred stockholders and SAFE holders. Significant inputs to the valuation of the SAFEs included the value of the Company’s common stock, estimated volatility of the Company’s common stock, estimated life and management’s estimate of the probability of settling the SAFEs under the possible settlement alternatives.

The following is a reconciliation of the opening and closing balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six-month period ended June 30, 2022, and 2021:

Level 3 Liabilities
SAFEs, December 31, 2020	$1,630
Additions	79,882
Changes in fair value	—

SAFEs, June 30, 2021	$81,512
Additions	1,848
Changes in fair value	18,641

SAFEs, June 30, 2022	$102,001

Cash and Cash Equivalents

For purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. In connection with a lease due to commence on July 1, 2022 a security deposit in the form of an unconditional and irrevocable letter of credit for $0.9 million was entered into. This amount is included in the Company’s cash and cash equivalents balance as of June 30, 2022.

Merchant Receivable

Merchant receivable is related to amounts receivable from pre-orders received through the Company’s merchant processor. Merchant receivable is shown net of fees charged by the merchant processor.

Trade Accounts Receivable

The Company records trade accounts receivable at the invoiced amount and they do not bear interest. The Company has a policy to review outstanding receivables on a periodic basis for collectability and does not maintain an allowance for doubtful accounts as of June 30, 2022 and December 31, 2021.

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Deferred Offering Costs

The Company had deferred certain costs related to its Regulation 1-A offering as of December 31, 2020 in accordance with ASC 340-10-S99-1. The Company has used a portion of those deferred costs to offset additional paid-in capital as proceeds are received from the raise. During 2022 the Company received the proceeds and offset them against additional paid-in capital.

Property and Equipment

Property, plant, and equipment are stated at cost, less accumulated depreciation and amortization for leasehold improvements. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets. The Company generally uses the following estimated useful lives for each asset category:

Asset Category	Life (years)
Leasehold improvements	Shorter of the lease term or the estimated useful lives of the assets
Furniture and fixtures	5
Research and development equipment	5
Other equipment	5

Expenditures for repair and maintenance costs are expensed as incurred, and expenditures for major renewals and improvements that increase functionality of the asset are capitalized and depreciated ratably over the identified useful life. Upon disposition or retirement of property and equipment, the related cost and accumulated depreciation and amortization are removed, and any gain or loss is reflected in operations.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for potential impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset exceeds its fair value. No impairment loss was recognized as of June 30, 2022 and December 31, 2021.

Leases

The Financial Accounting Standards Board’s Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) requires the recognition of assets and liabilities for leases that are not short-term. The Company adopted the provisions of the ASU, along with the provisions of all other issued ASUs containing related amendments, on January 1, 2022. The Company had no existing leases with terms of more than 12 months as of January 1, 2022. As such, amounts in the consolidated financial statements and accompanying notes prior to January 1, 2022 have not been restated and continue to be reported in accordance with the legacy accounting requirements in Accounting Standards Codification (“ASC”) Topic 840, Leases.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount within a range of loss can be reasonably estimated. When no amount within the range is a better estimate than any other amount, the Company accrues for the minimum amount within the range. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Goodwill & Long-Lived Assets

In accordance with FASB ASC Topic 350, Intangibles—Goodwill and Other (ASC 350), goodwill and other identifiable intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually and more frequently if events and circumstances indicate that the asset might be impaired. ASC 350 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with FASB ASC Topic 360, Property, Plant, and Equipment (ASC 360).

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Impairment of Goodwill and Long-Lived Assets

In accordance with ASC 360, long-lived assets such as property and equipment and intangible assets with estimable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. In such cases, the carrying values of these assets are adjusted to their estimated fair value and assets held for sale are adjusted to their estimated fair value less estimated selling expenses.

In accordance with ASC 350, goodwill should be tested for impairment when a triggering event occurs that indicates that the fair value of an entity or a reporting unit may be below its carrying amount. This determination consists of an optional qualitative assessment to determine whether the quantitative impairment test is necessary. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, further testing is unnecessary. If the qualitative assessment indicates that it is more likely than not that goodwill is impaired, the entity must perform the following quantitative test. First, the entity determines the fair value of a reporting unit and compares it with its carrying amount. Second, if the carrying amount of reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to the purchase price allocation, in accordance with ASC 805. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill.

ASU 2014-02 further simplifies goodwill impairment by eliminating step two of the current impairment test, which requires the hypothetical application of the acquisition method to calculate the goodwill impairment amount. If elected, the accounting alternative in ASU 2014-02 must be applied prospectively to (I) goodwill existing as of the beginning of the period of adoption and (2) all new goodwill recognized in annual periods beginning after December 15, 2014, and in interim periods within annual periods thereafter. The Company has elected this simplified goodwill impairment test.

No impairment losses of long-lived assets or goodwill were recognized for the six-month period ended June 30, 2022 and the year ended December 31, 2021.

Debt – Economic Injury Disaster Loan Program (EIDL)

In the acquisition of Andromeda Interfaces, Inc., “AI”, the Company assumed an unsecured loan in the amount of $100,500 through its new wholly owned subsidiary under the Economic Injury Disaster Loan program or the “EIDL”. EIDL loans provide the necessary working capital to help small businesses survive until normal operations resume after a disaster.

Simple Agreements for Future Equity (SAFE)

The Company has issued SAFE instruments in exchange for cash financing with outside investors. The Company has also issued SAFEs in exchange for work performed by independent contractors. These SAFEs have been classified as long-term liabilities, see Note 8.

The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging. If any changes in the fair value of the SAFEs occur, the Company records such changes through earnings.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are delivered as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the products, and payments from such customers are due upon invoicing.

96% of revenue came from 2 customers during the six-month period ended June 30, 2022. All revenue recorded for the six-month period ended June 30, 2022 were for sales through the subsidiary.

Income Taxes

The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, State and local income tax examinations by tax authorities for all periods since Inception. The Company has elected a year-end of December 31 and has yet to file any tax filings; all periods remain open to examination.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC 718 Compensation – Stock Compensation (“ASC 718”), which establishes accounting for equity instruments exchanged for employee services. Under such provisions, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company accounts for equity instruments, including stock options, issued to non-employees in accordance with authoritative guidance for equity- based payments to non-employees. Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Research and Development

The Company incurs research and development costs during the process of researching and developing new technologies to further its product design and capabilities. Such costs are expensed as incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Loss Per Share

We compute net loss per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of options under the Company’s 2021 Stock Option and Incentive Plan (Note 12) and its convertible SAFEs (Note 8). The Company’s SAFE agreements do not convert into common shares unless a certain triggering event occurs.

For the years ended June 30, 2022 and 2021, the loss per share was $.85 and $.08, respectively, based on weighted average shares outstanding of Class A common stock of 55,426,602 and 52,669,058 and Class B common stock of 6,719,869 and 42,096 respectively.

The outstanding dilutive securities as of June 30, 2022 consists of outstanding options of 12,501,581.

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date, other than the update noted below, either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU requires lessees to recognize right-of-use assets and corresponding lease liabilities for all leases not considered short-term leases. Recognition, measurement, and presentation of expenses will depend on classification as either a finance or operating lease. ASU 2016-02 also requires certain quantitative and qualitative disclosures. ASU 2020-05 deferred the effective date of the adoption of ASU 2016-02 for the Company until January 1, 2022. The Company adopted ASC 842 as of January 1, 2022 using the modified retrospective approach (“adoption of the new lease standard”). This approach allows entities to either apply the new lease standard to the beginning of the earliest period presented or only to the consolidated financial statements in the period of adoption without restating prior periods. The Company has elected to apply the new guidance at the date of adoption without restating prior periods.

In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. Accordingly, previously reported financial statements, including footnote disclosures, have not been recast to reflect the application of the new standard to all comparative periods presented. The finance lease classification under ASC 842 includes leases previously classified as capital leases under ASC 840.

The Company has lease agreements with lease and non-lease components, including embedded leases, and has elected not to utilize the practical expedient to account for lease and non-lease components together, rather the Company is accounting for the lease and non-lease components separately on the consolidated financial statements.

The Company has elected not to present short-term leases on the consolidated balance sheet as these leases have a lease term of 12 months or less at lease inception and do not contain purchase options or renewal terms that the Company is reasonably certain to exercise. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at the later of ASC 842 adoption date or lease commencement date. Because most of the Company’s leases do not provide an implicit rate of return, the Company used the Company’s incremental borrowing rate based on the information available at adoption date or lease commencement date in determining the present value of lease payments.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating some exceptions to the general approach in Topic 740, Income Taxes in order to reduce cost and complexity of its application. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. For nonpublic entities, the guidance is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted if financial statements have not yet been issued (for public business entities) or have not yet been made available for issuance (for all other entities). The Company is currently evaluating the other effects the adoption of this ASU will have on its financial statements and related disclosures.

NOTE 3 – MERCHANT RECEIVABLE AND UNEARNED RESERVATION FEES

In December 2020, the Company launched its pre-orders using a third-party merchant processor. The Company records the unearned reservation fees as the gross amount due to the customers, should they require a refund. The fees charged by the merchant processor are recorded to general and administrative expenses. The net amount receivable from the merchant processor is recorded as a merchant receivable. The merchant processor has a certain reserve on the funds to cover potential refunds to customers.

As of June 30, 2022, the Company has recorded unearned reservation fees of $2.2 million as the gross amount due to customers, should they require a refund. The fees charged by the merchant processor of $32.6 thousand for the six-month period ended June 20, 2022, were recorded to general and administrative expenses. As of June 30, 2022, the Company has a net amount receivable of $463 thousand from the merchant processor which is recorded as a merchant receivable.

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net as of June 30, 2022 and December 31, 2021 consisted of the following (in thousands):

	June 30, 2022	December 31, 2021
Leasehold improvements	$276	$—
Furniture and fixtures	4	—
Research and development equipment	662	272
Other equipment	154	44
Construction in progress	2,633	59

	3,729	375
Less accumulated depreciation and amortization	(66)	(17)

Total property and equipment, net	$3,663	$358

Depreciation and amortization expense was $51 thousand for the six-month period ended June 30, 2022.

NOTE 5 – LEASES

The Company has entered into operating leases for certain of the Company’s offices, manufacturing, equipment and vehicles in Carlsbad, California. The Company has determined if an arrangement is a lease, or contains a lease, including embedded leases, at inception and records the leases in the Company’s financial statements upon later of ASC 842 adoption date of January 1, 2022, or lease commencement, which is the date when the underlying asset is made available for use by the lessor.

Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. Our assessed lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

The balances for the operating lease where the Company is the lessee are presented as follows within the Company’s consolidated balance sheet (in thousands):

As of June 30, 2022
Operating lease assets, net	5,183
Current portion of lease liabilities and other current liabilities	935
Long-term lease liabilities	4,317

$5,252

The following table summarizes the contractual maturities of operating lease liabilities (in thousands):

As of June 30, 2022
2022	$546
2023	1,029
2024	1,156
2025	1,191

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

2026	1,227
Thereafter	313
Total minimum lease payments	5,462
Imputed interest	(210)

Total minimum lease payments	$5,252

The following table summarizes the contractual maturities of operating lease liabilities for leases that have not yet commenced as of June 30, 2022 (in thousands):

As of June 30, 2022
2022	$154
2023	1,731
2024	1,950
2025	2,023
2026	2,095
Thereafter	5,544
Total minimum lease payments	13,497
Imputed interest	(871)

Total minimum lease payments	$12,626

The lease commenced in July of 2022, with a lease term of 7 years.

Total lease cost for the year ended December 31, 2021 was not material. Total least cost of $470 thousand for the six-month period ended June 30, 2022 was comprised of operating lease cost and recorded in “General, selling, and administrative” in the Consolidated Statements of Operations.

Other information related to leases where the Company is the lessee is as follows:

As of June 30, 2022
Supplemental lease information
Remaining Term	4.75
Weighted average remaining lease term (in years)	1.40
Weighted average discount rate	0.47%

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Supplemental cash flow information related to leases where the Company is the lessee is as follows (in thousands):

As of June 30, 2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$364
Leased assets obtained in exchange for new operating lease liabilities	$5,120

NOTE 6 – GOODWILL

Acquisition of Andromeda Interfaces, Inc.

On April 1, 2022, the Company entered into a Plan of Merger (the “AI Merger Agreement”) with Andromeda Interfaces, Inc., a California corporation(“AI”). Upon completion of the AI Acquisition, (“AI Acquisition”) AI became a wholly-owned subsidiary of the Company. The merger enables an expedited integration of AI’s Central Infotainment Display (CID) solution and UI/UX functionality within the Company’s production vehicles, which will advance the Company’s strategic and revenue growth.

The Company completed the AI Acquisition on April 1, 2022 (“AI Closing Date”) and acquired all issued and outstanding shares of AI. In accordance with the agreement: (A) AI stock was converted into rights to receive 251,087 Class A Common Stock for a total fair value of $2.2 million, (B) MergerSub equity units issued and outstanding converted into 100 common shares, no par value of AI, (C) 100 common shares of AI were issued to the Company, (D) each unexercised AI option to purchase AI Stock (whether or not vested) were automatically cancelled, and (E) former AI stockholders were awarded stock options under the Company’s 2021 Stock Option and Incentive Plan.

The Merger is intended to be a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Merger Agreement is a “plan of reorganization” within the meaning of the regulations under Section 368(a) of the Code and for the purpose of qualifying as a tax-free transaction for federal income tax purposes.

The acquisition will be accounted for as business combination. As of June 30, 2022, goodwill was recorded to the extent that the purchase price exceeded the fair value of the assets acquired. The purchase price allocation will be finalized as soon as practicable within the measurement period, but not later than one year following the acquisition date.

The company has made a preliminary allocation of the purchase price in regard to the acquisition related to the assets acquired and liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:

Preliminary
Purchase Price
Allocation
Cash and cash equivalents	$28
Trade accounts receivable	23
Other assets	2
Goodwill	2,527
Accounts payable	(1)
Debt	(104)

Purchase price consideration	$2,475

NOTE 7 – DEBT

The Economic Disaster Relief Loan (the “EDIL Loan”) is administered by the U.S. Small Business Administration (the “SBA”). Installment payments, including principal and interest, of $502 Monthly, will begin Twenty-four (24) months from the date of the Original Note. The balance of principal and interest will be payable Thirty (30) years from the date of the Original Note. Interest will accrue at the rate of 3.75% per annum and will accrue only on funds advanced from the dates of each advance.

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The following is a summary of our debt as of June 30, 2022 (in thousands):

As of June 30, 2022
EDIL loan	$102
Other loans	11
Less - current portion	(17)

Debt, long term	$96

The following table provides future minimum payments (in thousands):

As of June 30, 2022
2022 (remaining 6 months)	$9
2023	6
2024	6
2025	6
2026	6
Thereafter	141

Total	$174

NOTE 8 – SIMPLE AGREEMENT FOR FUTURE EQUITY (“SAFE”)

During the year ended June 30, 2022, and the period from Inception to December 31, 2021, the Company entered into SAFE agreements with various investors in exchange for cash proceeds totaling $53 thousand and $2.5 million, respectively. Also, during the years ended June 30, 2022, and December 31, 2021, the Company entered into SAFE agreements with certain independent contractors as compensation for the services performed by them, in the amount of $80 thousand and $0, respectively. The agreements provide the investors (and independent contractors) certain rights to future equity in the Company under the terms of the SAFE agreements. The SAFE agreements have no maturity date and bear no interest. The terms of the SAFE agreements have materially consistent terms, except for differences in the “Valuation Cap” (as defined in the SAFE agreement) and discount rate.

The SAFE Agreements must be settled primarily upon the following events: (a) a qualified equity financing, as defined in the SAFE agreements (a “QEF”), (b) a change of control or initial public offering (a “Liquidity Event”), or (c) any other liquidation, dissolution or winding up of the Company (a “Dissolution Event”).

Upon a QEF, these SAFE agreements become convertible into shares of a special class of the Company’s preferred stock. The number of shares the SAFE agreements are convertible into is determined by the amount received from investors (or the value of services rendered by independent contractors) in the SAFE (the “SAFE Amount”), divided by the lower of (1) QEF, and (2) the price at which the Company issues shares in the QEF, multiplied by a discount rate (as stated in the SAFE agreement), which varies per agreement from 90% to 100%.

In the case of a Liquidity Event, SAFE holders are repaid, at their option, either (a) cash equal to their SAFE Amount, or (b) the number of common shares equal to the SAFE Amount divided by the price per share equal to the Valuation Cap divided by the number of shares of capital stock outstanding immediately prior to the Liquidity Event.

In the case of a Dissolution Event, the Company will first pay senior preferred stockholders any amounts due and payable to them in accordance with the Company’s certificate of incorporation, and then pay SAFE holders an amount to the SAFE Amount.

In addition, under certain SAFE agreements, the Company has the option to repurchase the SAFEs if it determines that it is likely that within six months from the date of determination that the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, at the greater of: a) SAFE Amount or b) the fair market value of the SAFE instrument as determined by a third-party valuation.

The SAFE agreements issued to investors and independent contractors are recorded as “SAFE liability” on the balance sheet, measured at fair value on a recurring basis. The change in the fair value of the SAFEs during the period is recorded as “change in fair value of SAFE liability” in the statement of operations.

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The valuation of the SAFE liability as of December 31, 2021, which was performed by a third-party with the assistance of management, relied upon the fair market value of common stock as of December 31, 2021 of $8.80 based on the Regulation A offering price on that date. The fair market value of common stock serves as an input for the Black-Scholes method, which utilizes the Option Pricing Method (OPM) to calculate the implied value of each security based on the recent transaction price.

This valuation method estimated the fair value of the SAFEs within the OPM, which treats classes of stock, including the SAFE instruments, having the attributes of common stock and preferred stock securities as call options on the value of the company equity, with exercise prices based on the liquidation preferences of preferred stockholders and SAFE holders. The OPM considers the various terms of the stockholder and SAFE holders upon liquidation of the enterprise, including the level of seniority among the securities, dividend policy, conversion ratios, and cash allocations. In addition, the method implicitly considers the effect of liquidation preferences as of the future liquidation date, not as of the valuation date.

An input to the OPM is volatility. To estimate volatility for the Company’s valuation specialist used the historical volatility of guideline public companies. A median volatility from the peer group was selected. Another input to the OPM is the Company’s expected time to exit. Lastly, each of the conversion events was probability-weighted based on management’s expectation for the probability of each outcome occurring as of the valuation date.

The valuation of the SAFE liability as of June 30, 2022, was performed using the fair market value of common stock as of June 30, 2022 of $9.20 based on the Regulation A offering price on that date.

The valuation of the aggregate amount of the SAFE liability is $102 million and $81.5 million as of June 30, 2022 and December 31, 2021, respectively. As of June 30, 2022, none of the SAFE agreements have been settled, as a triggering event has not yet occurred.

Subsequent to June 30, 2022 the Company completed a QEF, and all the above SAFE agreements were converted into shares of preferred stock. See subsequent event Note 14 for details.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Chery License Agreement

On January 13, 2022, the Company entered into a Technology License Agreement (“TLA”) with Chery New Energy Automobile Co. Ltd., a limited liability company incorporated in the People’s Republic of China (“Chery”). This enables the company to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how, and data.

In consideration, the Company will pay Chery license fee in two parts: 1) fixed fee of $2M in cash paid in four installments of $0.5M each upon execution of TLA and Parts Supply Agreement (“PSA”) after delivery of first batch; and 2) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

Further, the Company agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million, in four installments corresponding with the payments set out in the TLA. The Company has the right of first refusal to repurchase shares on the same terms.

As of June 30, 2022, the Company paid $1.0M of the fixed license fee and issued 434,782 shares of Class B common stock to Chery.

Legal Matters

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. Some of these claims, lawsuits and other proceedings may involve highly complex issues that are subject to substantial uncertainties, and could result in damages, fines, penalties, non-monetary sanctions or relief.

NOTE 10 – INCOME TAXES

As of June 30, 2022 and December 31, 2021, the Company’s deferred tax assets were comprised of net operating loss carryforwards for which a full valuation allowance has been applied. In addition, the net operating loss carryforwards don’t expire for federal purposes but expire in 20 years for state.

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 11 – STOCKHOLDERS’ DEFICIT

Stock Split

During the year ended December 31, 2021, the Company filed its Certificate of Amendment to the Certificate of Incorporation with the state of Delaware to effect a stock split for its Common Stock at a ratio of 1-for-30 (the “stock split”). The stock split converted each share of Class A Common Stock outstanding into thirty (30) shares of Class A Common Stock and each share of Class B Common Stock outstanding into thirty (30) shares of Class B Common Stock, without any further action on the part of the holders. The number of issued and outstanding shares as of December 31, 2020 was increased from 1,706,625 to 51,198,750. The financial statements have been adjusted to reflect the stock split.

Class A Common Stock

We have authorized the issuance of 75,000,000 shares of our Class A common stock with $0.0001 par value. During the six-month period ended June 30, 2022, the Company issued 1,410,179 shares of our Class A common stock at a weighted average price of approximately $8.87 per share for total proceeds of $10.2 million. During the six-months period ended June 30, 2021, the Company issued 3,103,154 shares of our Class A common stock at price of approximately $1.75 per share for net proceeds of $5.4 million.

Class B Common Stock

We have authorized the issuance of 115,000,000 shares of our Class B common stock with $0.0001 par value. These shares do not have voting rights. During the six-month period ended June 30, 2022, the Company issued 2,379,214 shares of our Class B common stock at a weighted average price of $8.62 per share for net proceeds of $16.5 million. During the six-months period ended June 30, 2021, the Company issued 946,171 shares of our Class B common stock at price of approximately $3.80 per share for net proceeds of $3.6 million.

The Company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform administrative and technology-related functions in connection with its 1-A offering, but not for underwriting or placement agent services. This agreement includes a 1% commission. As of June 30, 2022, the Company has also engaged Issuance, Inc. to perform marketing services in relation to its Regulation A offering. Fees paid to and accrued as of June 30, 2022, for Issuance, Inc. have been offset against additional paid-in capital as of June 30, 2022.

NOTE 12 – STOCK-BASED COMPENSATION

Stock Option Plan

In June 2021, the Company adopted a Stock Option and Incentive Plan known as the Company’s “2021 Stock Option and Incentive Plan” (the “Plan”). The Plan allows the Company and any future subsidiaries to grant securities of the Company to employees, directors, and consultants. The objective of the issuance of options and awards is to promote the growth and profitability of the Company because the grantees will be provided with an additional incentive to achieve the Company’s objectives through participation in its success and growth and by encouraging their continued association with or service to the Company.

The Plan is administered by the Company’s Committee as defined in the Plan. The maximum aggregate number of common stock shares that may be granted under the Plan is 19,000,000. The Plan generally provides for the grant of incentive stock options, non-incentive stock options and restricted stock. The Committee has full discretion to set the vesting criteria. The exercise price of the stock option may not be less than 100% of the fair market value of the Company’s common stock on the date- of grant. The Plan prohibits the repricing of outstanding stock options without prior shareholder approval. The term of stock options granted under the Plan may not exceed ten years. The Board may amend, alter, or discontinue the Plan, but shall obtain shareholder approval of any amendment as required by applicable law.

The number of shares of common stock that remain available for issuance under the Plan, was 6,506,919 as of June 30, 2022.

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The Company’s outstanding stock options generally expire 10 years from the date of grant and are exercisable when the options vest. Stock options generally vest over four years, one-quarter of such shares vesting on each year anniversary of the vesting commencement date. A summary of stock option activity is as follows (in thousands, except share and per share data):

	Options	Weighted average exercise price	Aggregate Intrinsic value		Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at December 31, 2021	10,062,944	—		—	—
Granted	2,438,637	$9.20	$		$6.30
Exercised	—
Cancelled/Forfeited	(8,500)	8.80			6.70
Outstanding and expected to vest at June 30, 2022	12,493,081	$9.20		$49,586	$6.30	9.5

Vested and exercisable at June 30, 2022	1,363,709	$3.80		$4,836,813	$2.85	9.0

Subsequent to June 30, 2022, the Company issued 364,247 options to employees and consultants in exchange for services performed.

The total fair value of stock options granted during the six-month period ended June 30, 2022, was approximately $15.4 million, which is recognized over the respective vesting periods. The total fair value of stock options vested during the six-month period ended June 30, 2022 was approximately $2.4 million.

The Company estimates the fair value of the options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of the Company’s share price over the expected term, and expected risk-free interest.

Six Months Ended June 30, 2022
Weighted average risk-free interest rate	1.30%
Weighted average expected volatility	93.9%
Weighted average expected term (in years)	6.77
Expected dividend yield	0.0%
Exercise price	$9.20

The allocation of stock-based compensation expense for the six-month period ended June 30, 2022, was as follows (in thousands):

Six Months Ended June 30, 2022
General, selling, and administrative	$4,250
Research and development	1,720

Total stock-based compensation	$5,970

The number of stock options granted to officers for the six-month period ended June 30, 2022, was as follows:

Six Months Ended June 30, 2022
Brian Snow (Director)	594,737
Doug Lui (Director)	600,000

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

As of June 30, 2022, the total unrecognized compensation cost related to outstanding time-based options was $37 million, which is expected to be recognized over a weighted-average period of 3.2 years.

NOTE 13 – RELATED PARTY TRANSACTIONS

For the six-month period ended June 30, 2022, the Company paid $90 thousand in fees to a vendor controlled by a member of the board of directors.

NOTE 14 – SUBSEQUENT EVENTS

Regulation A Investment

Subsequent to June 30, 2022, the Company has closed 489,495 shares of Class B common stock for $5 million of investment through the Regulation A offering.

Equity Financing and Authorization of Preferred Stock

On August 18, 2022, the Company filed a Restated Certificate of Incorporation and completed the Sale and Issuance of Series B-1 Preferred Stock (the “Series B-1 Preferred Stock Sale”). This was a QED event as defined in the SAFE agreements in Note 8 and all SAFE agreements were converted into shares of Series B-1 Preferred Stock. The number of shares the SAFE agreements converted into was determined by the “SAFE Amount”, divided by the “Original Issue Price” as described below in the Liquidation Preference section.

Prior to the closing of the “Series B-1 Preferred Stock Sale”, the Company authorized the sale and issuance to the Investors of shares of its Series B-1-A Preferred Stock (the “Series B-1-A Preferred Stock”), Series B-1-B Preferred Stock (the “Series B-1-B Preferred Stock”), Series B-1-C Preferred Stock (the “Series B-1-C Preferred Stock”), Series B-1-D Preferred Stock (the “Series B-1-D Preferred Stock”), Series B-1-E Preferred Stock (the “Series B-1-E Preferred Stock”), Series B-1-F Preferred Stock (the “Series B-1-F Preferred Stock”), and Series B-1-G Preferred Stock (the “Series B-1-G Preferred Stock”, and together with the Series B-1-A Preferred Stock, the Series B-1-B Preferred Stock, the Series B-1-C Preferred Stock, the Series B-1-D Preferred Stock, the Series B-1-E Preferred Stock, and the Series B-1-F Preferred Stock, the “Shares”) and (ii) the issuance of the shares of Common Stock to be issued upon conversion of the Shares (the “Conversion Shares”). The Shares and the Conversion Shares shall have the rights, preferences, privileges, and restrictions set forth in the Restated Certificate.

Preferred Stock

This corporation has used its authority to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares of common stock authorized to be issued is 305,000,000, par value $0.0001 per share (the “Common Stock”), 190,000,000 of which shares are designated as “Class A Common Stock” and 115,000,000 of which shares are designated as “Class B Common Stock”. The total number of shares of preferred stock authorized to be issued is 31,304,495, par value $0.0001 per share (the “Preferred Stock”), 217,391 of which shares are designated as “Series B-1-A Preferred Stock,” 379,774 of which shares are designated as “Series B-1-B Preferred Stock,” 4,234,991 of which shares are designated as “Series B-1-C Preferred Stock,” 772,597 of which shares are designated as “Series B-1-D Preferred Stock,” 4,618,667 of which shares are designated as “Series B-1-E Preferred Stock,” 1,071,984 of which shares are designated as “Series B-1-F Preferred Stock,” and 9,091 of which shares are designated as “Series B-1-G Preferred Stock,” (the Series B-1-A Preferred Stock, Series B-1-B Preferred Stock, Series B-1-C Preferred Stock, Series B-1-D Preferred Stock, Series B-1-E Preferred Stock, Series B-1-F Preferred Stock, and Series B-1-G Preferred Stock, collectively, the “Series B-1 Preferred Stock”) and 20,000,000 may be issued from time to time in in order or more series.

The Company created these seven series of Series B-1 Preferred Stock with varying original issue prices that correspond to the Series B-1-A or Cash Shares and six different conversion prices of the Company’s outstanding SAFEs so that the Company could convert all of their outstanding SAFEs into Series B-1 Preferred Stock with the appropriate original issue price as described below.

Voting Rights

The holder of each share of Series B-1 Preferred Stock shall have the right to one vote for each share of Class B Common Stock into which such Series B-1 Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Class B Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders’ meeting in accordance with the Bylaws of this corporation, and except as provided by law or with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Class B Common Stock, with respect to any question upon which holders of Class B Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series B-1 Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half (1/2) being rounded upward).

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Liquidation Preference

In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of each series of Series B-1 Preferred Stock shall be entitled to receive out of the proceeds or assets of this corporation available for distribution to its stockholders (the “Proceeds”), prior and in preference to any distribution of the Proceeds of such Liquidation Event to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the sum of the applicable Original Issue Price (as defined below) for such series of Series B-1 Preferred Stock, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Series B-1 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Series B-1 Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (a). For purposes of this Restated Certificate of Incorporation, “Original Issue Price” shall mean (i) $9.2000 per share for each share of the Series B-1-A Preferred Stock, (ii) $0.2185 per share for each share of the Series B-1-B Preferred Stock, (iii) $0.2427 per share for each share of the Series B-1-C Preferred Stock, (iv) $0.3851 per share for each share of the Series B-1-D Preferred Stock, (v) $0.4279 per share for each share of the Series B-1-E Preferred Stock, (v) $0.4855 per share for each share of the Series B-1-F Preferred Stock, and (vi) $8.8000 per share for each share of the Series B-1-G Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Series B-1 Preferred Stock).

Dividend Provisions

The corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Restated Certificate of Incorporation) the holders of the Series B-1 Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B-1 Preferred Stock in an amount at least equal to the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock.

After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Series B-1 Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Series B-1 Preferred Stock were converted to Common Stock at the then-effective Conversion Rate.

Right to Convert

Each share of Series B-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and without the payment of additional consideration by the holder thereof, at the office of this corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the applicable Original Issue Price for such series by the applicable Conversion Price (as defined below) for such series (the conversion rate for a series of Series B-1 Preferred Stock into Class B Common Stock is referred to herein as the “Conversion Rate” for such series), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial “Conversion Price” per share for each series of Series B-1 Preferred Stock shall be the Original Issue Price applicable to such series; provided, however, that the Conversion Price for the Series B-1 Preferred Stock shall be subject to adjustment as set forth in subsection 4(d).

Automatic Conversion

Each share of Series B-1 Preferred Stock shall automatically be converted into shares of Class B Common Stock at the Conversion Rate at the time in effect for such series of Series B-1 Preferred Stock immediately upon the earlier of (i) the closing of this corporation’s sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, that results in at least $75,000,000 of gross proceeds to this corporation (a “Qualified Public Offering”), following which, this corporation’s shares are listed for trading on the New York Stock Exchange, Nasdaq Global Select Market or Nasdaq Global Market or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

APTERA MOTORS

PART III

INDEX TO EXHIBITS

The documents listed in the Exhibits Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Restated Certificate of Incorporation (3)

2.2	Bylaws (2)

4.1	Form of Subscription Agreement (1)

5.1	Form of Voting Agreement (5)

6.1	2021 Stock Option and Incentive Plan (4)

6.2	Andromeda Interfaces Inc. Agreement and Plan of Merger (4)

6.3	Chery Supply Agreement (4)

6.4	Option Agreement with Chris Anthony (4)

6.5	Option Agreement with Jannies Burlingame (4)

6.6	Option Agreement with Steve Fambro (4)

6.7	Single Tenant Lease – Net between the Company and EV 2340, LLC (5)

6.8	Lease between the Company and H.G. Fenton Property Company (5)

8.1	Form of Escrow Agreement (2)

(1)	Incorporated by reference to the Company’s Form 1-A filed with the SEC on March 9, 2021.
(2)	Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on April 30, 2021.
(3)	Incorporated by reference to the Company’s Form 1-U filed with the SEC on August 31, 2022.
(4)	Incorporated by reference to the Company’s Form 1-K filed with the SEC on May 2, 2022.
(5)	Incorporated by reference to the Company’s Form 1-A POS filed with the SEC on July 13, 2022.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APTERA MOTORS CORP.

/s/ Chris Anthony
Title: Co-CEO

Date: September 23, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the Capacities and on the dates indicated.

/s/ Chris Anthony
Chris Anthony, Principal Executive Officer Date: September 23, 2022

/s/ Jannies Burlingame
Jannies Burlingame, Principal Financial Officer, Principal Accounting Officer
Date: September 23, 2022